Exhibit 99.2

INDEPENDENT ACCOUNTANTS’ REPORT

To the Audit Committee of the
   Board of Directors
Bay View Capital Corporation
San Mateo, California

We have examined management’s assertion that Bay View Bank and Bay View Acceptance Corporation (collectively, the “Servicers”), subsidiaries of Bay View Capital Corporation, complied with the minimum servicing standards as set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended December 31, 2002 included in the accompanying management assertion. Management is responsible for the Servicers’ compliance with those minimum servicing standards. Our responsibility is to express an opinion on management’s assertion about the Servicers’ compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Servicers’ compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Servicers’ compliance with the minimum servicing standards.

In our opinion, management’s assertion that Bay View Bank and Bay View Acceptance Corporation complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2002 is fairly stated, in all material respects.

This report is intended solely for the information and use of the Audit Committee of the Board of Directors; management of Bay View Capital Corporation, Bay View Bank, and Bay View Acceptance Corporation; and investors in the securities for which the Servicers perform servicing duties and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Deloitte & Touche LLP

January 24, 2003

January 24, 2003

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

Management Assertion

As of and for the year ended December 31, 2002, Bay View Acceptance Corporation (“BVAC”) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers, except for minimum servicing standards I.4, III.3, III.4, V.2 through V4, and VII (with respect to the errors and omissions policy) which BVAC has interpreted as being inapplicable to the servicing obligations set forth in the Bay View LG-1 Auto Trust Pooling and Servicing agreement dated December 14, 1999, the Bay View LJ-1 Auto Trust Pooling and Servicing agreement dated March 29, 2000 and Bay View Receivables Servicing agreement dated December 29, 2000. As of and for this same period, Bay View Acceptance Corporation had in effect a fidelity bond policy in the amount of $15,000,000 per loss/$30,000,000 in the aggregate.

/s/ Charles G. Cooper Charles G. Cooper President and Chief Executive Officer

/s/ John Okubo John Okubo Senior Vice President Chief Financial Officer

/s/ Michael Flashner Michael Flashner First Vice President Director of Loan Servicing

/s/ Peggy O’Donovan Peggy O’Donovan First Vice President Loan Servicing Manager